Exhibit 99.1

Pinnacle Food Group Limited Appoints Mr. Martin Ngai Lam Cheung as Independent Director

VANCOUVER, British Columbia, August 3, 2026 — Pinnacle Food Group Limited (Nasdaq: PFAI) (the “Company”), today announced the appointment of Mr. Martin Ngai Lam Cheung as an independent director of the Company, effective August 1, 2026.

Mr. Cheung, 57, has extensive public company board, audit committee, corporate finance, accounting, reporting and compliance experience. He currently serves as an independent non-executive director and audit committee chair of China Development Bank International Investment Co. Ltd., New Provenance Everlasting Company Limited and Boyaa Interactive International Company Limited. Mr. Cheung previously served in director and audit committee chair roles with several Hong Kong-listed and Nasdaq-listed companies, including ATV Company Limited, Ninetowns Technology Internet Group, China Environmental Resources Group, Hong Long Holdings Ltd, Mascotte Holding Ltd, Silk Road Logistics Holdings Ltd and China Huishan Dairy Holdings. From 2014 to 2022, Mr. Cheung served as Vice President and Chief Financial Officer of China Zenix Auto International Limited, where his responsibilities included public company listing compliance, corporate governance, financial reporting and investor relations. Earlier in his career, Mr. Cheung held senior corporate finance, capital markets and audit positions with Norstar Founders Group Limited, Grant Thornton Corporate Finance Limited, Japan Asia Securities Limited, Daiwa Securities SMBC Hong Kong Limited and Deloitte Touche Tohmatsu. Mr. Cheung holds a Master of Science in Investment Management from The Hong Kong University of Science and Technology, a Master of Accounting from Curtin University and a Bachelor of Social Sciences from The University of Hong Kong. He is a member of the American Institute of Certified Public Accountants and a CPA Australia member.

“We are pleased to welcome Mr. Cheung to our Board as an independent director,” said Jiulong You, Chief Executive Officer of Pinnacle Food Group Limited. “His experience as a public company director, audit committee chair and finance executive, together with his background in corporate governance, financial reporting and capital markets, makes him well suited to support our Board as we continue to grow as a Nasdaq-listed company.”

The Board of Directors of the Company has determined that Mr. Cheung is independent under Nasdaq Listing Rule 5605(a)(2), satisfies the additional independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and meets the Company’s corporate governance requirements. The Board has further determined that Mr. Cheung qualifies as an “audit committee financial expert” within the meaning of the applicable rules of the U.S. Securities and Exchange Commission.

There are no family relationships between Mr. Cheung and any director or executive officer of the Company. There are no transactions between Mr. Cheung and the Company that would require disclosure under applicable rules of the U.S. Securities and Exchange Commission, and Mr. Cheung was not appointed pursuant to any arrangement or understanding with any other person.

About Pinnacle Food Group Limited

Pinnacle Food Group Limited (Nasdaq: PFAI) is a technology-driven company operating at the intersection of smart agriculture and bio-engineering. The Company’s “Dual-Engine” strategy integrates Farming-as-a-Service solutions with precision fermentation and synthetic biology platforms to support the development of efficient and sustainable food systems. For more information, please visit the Company’s website at www.pinnaclefoodinc.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements regarding the expected contributions of Mr. Cheung to the Board of Directors, the composition and effectiveness of the Board and its committees, the Company’s corporate governance practices, its ability to maintain compliance with applicable Nasdaq listing standards and U.S. Securities and Exchange Commission reporting requirements, its business strategy and its future operations.

Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, risks relating to the Company’s ability to attract and retain qualified independent directors, maintain a board and committee composition that satisfies applicable Nasdaq listing standards, maintain effective disclosure controls and internal control over financial reporting, comply with U.S. GAAP, SEC reporting and Nasdaq requirements, execute its “Dual-Engine” strategy, and manage its smart agriculture, precision fermentation and synthetic biology initiatives, as well as other risks described in the Company’s filings with the Securities and Exchange Commission.

The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Investor Relations Contact

Email: ir@pinnaclefoodinc.com